As filed with the Securities and Exchange Commission on November 26, 1997.
                                             1933 Act File No:
                                                              ------
                                             1940 Act File No:
                                                              ------

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM N-4


          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                Pre-Effective Amendment No.                         [X]
                                           -----
                Post-Effective Amendment No.                        [ ]
                                           -----

                                     and/or

       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                Amendment No.                                       [X]
                              -----

                    Jackson National Separate Account III
              ------------------------------------------------
                         (Exact Name of Registrant)
                   Jackson National Life Insurance Company
              ------------------------------------------------
                             (Name of Depositor)
               5901 Executive Drive, Lansing, Michigan  48911
              ------------------------------------------------
            (Address of Depositor's Principal Executive Offices)
             Depositor's Telephone Number, including Area Code:
                               (517) 394-3400
              ------------------------------------------------


                                               With a copy to:
     Thomas J. Meyer                           Judith A. Hasenauer
     Vice Pres. & General Counsel              Principal
     Jackson National Life Insurance           Blazzard, Grodd &
       Company                                 Hasenauer, P.C.
     5901 Executive Dr.                        P.O. Box 5108
     Lansing, MI  48911                        Westport, CT  06881

                   (Name and Address of Agent for Service)

Approximate date of proposed public offering: (Upon the effective date of this Registration Statement)

Title of Securities Being Registered
     Individual Deferred Variable Annuity Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     JACKSON NATIONAL SEPARATE ACCOUNT III
                    REFERENCE TO ITEMS REQUIRED BY FORM N-4


  N-4 Item                                          Caption in Prospectus or
  --------                                          Statement of Additional
                                                    Information relating to
                                                    each Item
                                                    ------------------------

  Part A.   Information Required in a Prospectus    Prospectus
  --------  ------------------------------------    ----------

  1.        Cover Page                              Cover Page

  2.        Definitions                             Not Applicable

  3.        Synopsis                                Key Facts; Fee Tables

  4.        Condensed Financial Information         Not Applicable

  5.        General Description of Registrant,      The Company; The
            Depositor and Portfolio Companies       Separate Account;
                                                    Investment Portfolios

  6.        Deductions                              Contract Charges;
                                                    Other Information

  7.        General Description of Variable         The Annuity Contract;
            Annuity Contracts                       Purchases; Transfers;
                                                    Access To Your Money;
                                                    Income Payments (The
                                                    Income Phase); Death
                                                    Benefit; Other
                                                    Information

  8.        Annuity Period                          Income Payments (The
                                                    Income Phase)

  9.        Death Benefit                           Death Benefit

  10.       Purchases and Contract Value            Purchases

  11.       Redemptions                             Access To Your Money

  12.       Taxes                                   Taxes


  13.       Legal Proceedings                       Other Information

  14.       Table of Contents of the Statement of   Appendix A
            Additional Information

            Information Required in a Statement of  Statement of
  Part B.   Additional Information                  Additional Information
  --------  ----------------------                  ----------------------
  15.       Cover Page                              Cover Page

  16.       Table of Contents                       Table of Contents

  17.       General Information and History         General Information
                                                    and History

  18.       Services                                Services

  19.       Purchase of Securities Being Offered    Purchase of Securities
                                                    Being Offered

  20.       Underwriters                            Underwriters

  21.       Calculation of Performance Data         Calculation of
                                                    Performance

  22.       Annuity Payments                        Income Payments; Net
                                                    Investment Factor

  23.       Financial Statements                    Financial Statements


Part C.

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Amendment to Registration Statement.

Please read this prospectus before investing, and keep it on file for future reference. It contains important information about the Perspective Advisors Fixed and Variable Annuity.

To learn more about the Perspective Advisors Fixed and Variable Annuity contract, you can obtain a free copy of the Statement of Additional Information
(SAI) dated March 16, 1998, by calling Jackson National at (800) 766-4683 or by writing Jackson National at: Annuity Service Center, 8055 East Tufts Avenue, Second Floor, Denver, Colorado 80237. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The Table of Contents of the SAI is in Appendix A of this prospectus. The SEC maintains a website (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding registrants that file electronically with the SEC.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NOT FDIC INSURED
MAY LOSE VALUE
NO BANK GUARANTEE


THE PERSPECTIVE ADVISORS
FIXED AND VARIABLE ANNUITY

ISSUED BY JACKSON NATIONAL LIFE INSURANCE COMPANY
AND JACKSON NATIONAL SEPARATE ACCOUNT III






The fixed and variable annuity contract is an individual, flexible premium deferred annuity with 2 guaranteed accounts which offer an interest rate that is guaranteed by Jackson National Life Insurance Company (Jackson National) and 16 investment portfolios. You can put your money in any of the guaranteed accounts and/or the investment portfolios.

The investment portfolios purchase shares of the following series of the JNL Series Trust:

     JNL Aggressive Growth Series
     JNL Global Equities Series
     JNL/Alliance Growth Series
     JNL/JPM International & Emerging Markets Series
     JNL/PIMCO Total Return Bond Series
     JNL/Putnam Growth Series
     JNL/Putnam Value Equity Series
     Goldman Sachs/JNL Growth & Income Series
     Lazard/JNL Small Cap Value Series
     Lazard/JNL Mid Cap Value Series
     PPM America/JNL Money Market Series
     Salomon Brothers/JNL Balanced Series
     Salomon Brothers/JNL Global Bond Series
     Salomon Brothers/JNL High Yield Bond Series
     T. Rowe Price/JNL International Equity
        Investment Series
     T. Rowe Price/JNL Mid-Cap Growth Series












MARCH 16, 1998

TABLE OF CONTENTS


Key Facts

Fee Table

The Annuity Contract

The Company

The Guaranteed Accounts

The Separate Account

Investment Portfolios

Contract Charges

Purchases

Transfers

Access to Your Money

Income Payments (The Income Phase)

Death Benefit

Taxes

Other Information

Appendix A

KEY FACTS


Annuity Service Center:   1 (800) 766-4683
       Mail Address:      P.O. Box 378002, Denver, Colorado  80237-8002
       Delivery Address:  8055 East Tufts Avenue, Second Floor, Denver,
                          Colorado  80237

The Annuity Contract      The fixed and variable annuity contract offered by
                          Jackson National provides a means for investing on a tax-deferred basis in the guaranteed accounts of Jackson National and the investment portfolios. The contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and income options.


                          The contract has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you begin receiving regular payments from your contract. The amount of money you accumulate in your contract during the accumulation phase will determine the amount of income payments during the income phase.

Investment Options        You can put money into any of the guaranteed accounts
                          and/or the investment portfolios but you may not put your money in more than eighteen of the investment options during the life of your contract.

                          The guaranteed accounts offer an interest rate that is guaranteed by Jackson National. While your money is in a guaranteed account, the interest your money earns and your principal are guaranteed by Jackson National.

                          The investment portfolios purchase shares of series of mutual funds. These series are described in the attached JNL Series Trust prospectus. The value of the investment portfolios will vary in accordance with the investment performance of the series. You bear the investment risk under the contract for all amounts allocated to the investment portfolios.

Expenses The contract has insurance features and investment features, and there are costs related to each.

                          Jackson National makes a deduction for its insurance charges which is equal to 1.50% of the daily value of the contracts invested in the investment portfolios. During the accumulation phase, Jackson National deducts a $50 annual contract maintenance charge from your contract.

                          Jackson National may assess a state premium tax charge which ranges from 0-4%, depending upon the state, when you begin receiving regular income payments from your contract, when you make a withdrawal or, in states where required, at the time premium payments are made.

                          There are also investment charges which range from .75% to 1.25% of the average daily value of the series, depending on the series.


Purchases                 Under most circumstances, you can buy a contract for
                          $25,000 or more. You can add $5,000 or more ($2,000 or more for a qualified plan contract) at any time during the accumulation phase.

Access to Your Money      You can take money out of your contract during the
                          accumulation phase. You may have to pay income tax and a tax penalty on any money you take out.

Income Payments           If you want to receive regular income from your
                          annuity, you can choose one of four options:  (1)
                          monthly payments for the annuitant's life; (2) monthly payments for the annuitant's life and the life of another person (usually the annuitant's spouse); (3) monthly payments for the annuitant's life, but with payments continuing to you or your designated beneficiary for 10 or 20 years if the annuitant dies before the end of the selected period; and (4) payments for a period of 5 to 30 years.


                          During the income phase, you have the same investment choices you had during the accumulation phase. You can choose to have payments come from the guaranteed accounts, the investment portfolios or both. If you choose to have any part of your payments come from the investment portfolios, the dollar amount of your payments may go up or down. If you choose a variable income option, you may make transfers between investment portfolios but you may not make transfers in to or out of the guaranteed accounts.


Death Benefit             If you die before moving to the income phase, the
                          person you have chosen as your beneficiary will receive a death benefit.

Free Look                 You can cancel the contract within twenty days after
                          receiving it. Under most circumstances, Jackson
                          National will return the amount your contract is worth on the day we receive your request. This may be more or less than your original payment.

Taxes The Internal Revenue Code provides that you will not be taxed on the earnings on the money held in your contract until you take money out (this is referred to as tax-deferral). There are different rules as to how you will be taxed depending on how you take the money out and the type of contract you have (non-qualified or qualified).

FEE TABLE

OWNER TRANSACTION EXPENSES

     Withdrawal Charge:
     None

     Transfer Fee:
     No charge for first 15 transfers in a contract year; thereafter, the fee is $25 per transfer.

     Contract Maintenance Charge:
     $50 per contract per year

SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average account value)
     Insurance Charges                           1.50%


SERIES EXPENSES
(as a percentage of the average daily net assets of the series underlying an investment portfolio)



                                                                        Other Expenses     Total Series
                                                          Management    (After             Annual
JNL SERIES TRUST                                          Fee           Reimbursement)     Expenses
-------------------------------------------------------------------------------------------------------
JNL Aggressive Growth Series                                   .95%          .15%           1.10%
JNL Global Equities Series                                    1.00%          .15%           1.15%
JNL/Alliance Growth Series                                    .775%          .15%*          .925%
JNL/JPM International & Emerging Markets Series               .975%          .15%*         1.125%
JNL/PIMCO Total Return Bond Series                             .70%          .15%*           .85%
JNL/Putnam Growth Series                                       .90%          .15%           1.05%
JNL/Putnam Value Equity Series                                 .90%          .15%           1.05%
Goldman Sachs/JNL Growth & Income Series                      .925%          .15%*         1.075%
Lazard/JNL Small Cap Value Series                             1.05%          .15%*          1.20%
Lazard/JNL Mid Cap Value Series                               .975%          .15%*         1.125%
PPM America/JNL Money Market Series                            .60%          .15%            .75%
Salomon Brothers/JNL Balanced Series                           .80%          .15%*           .95%
Salomon Brothers/JNL Global Bond Series                        .85%          .15%           1.00%
Salomon Brothers/JNL High Yield Bond Series                    .80%          .15%*           .95%
T. Rowe Price/JNL International Equity Investment Series      1.10%          .15%           1.25%
T. Rowe Price/JNL Mid-Cap Growth Series                        .95%          .15%           1.10%
------------------------------------------------------------------------------------------------

     *The JNL/Alliance Growth Series, JNL/JPM International & Emerging Markets Series, JNL/PIMCO Total Return Bond Series, Goldman Sachs/JNL Growth & Income Series, Lazard/JNL Small Cap Value Series, Lazard/JNL Mid Cap Value Series, Salomon Brothers/JNL Balanced Series and Salomon Brothers/JNL High Yield Bond Series commenced operations on March 1, 1998. Estimated expenses for the first fiscal year of operation are shown. Actual expenses may be greater or lesser than those shown.

Currently, each of the Series is reimbursed for annual expenses (excluding management fees) in excess of .15% of average daily net assets. Prior to reimbursement, total Series annual expenses as a percentage of net assets for the period ended December 31, 1996, were: JNL Aggressive Growth Series -- 1.40%; JNL Global Equities Series -- 1.63%; JNL/Putnam Growth Series -- 1.27%; JNL/Putnam Value Equity Series -- 1.53%; PPM America/JNL Money Market Series --
 .85%; Salomon Brothers/JNL Global Bond Series -- 1.44%; T. Rowe Price/JNL International Equity Investment Series -- 1.29%; and T. Rowe Price/JNL Mid-Cap Growth Series -- 1.14%; and are expected to be: JNL/Alliance Growth Series -- 1.38%; JNL/JPM International & Emerging

Markets Series -- 1.92%; JNL/PIMCO Total Return Bond Series -- 1.33%; Goldman Sachs/JNL Growth & Income Series -- 1.56%; Lazard/JNL Small Cap Value Series -- 1.65%; Lazard/JNL Mid Cap Value Series -- 1.58%; Salomon Brothers/JNL Balanced Series -- 1.43%; and Salomon Brothers/JNL High Yield Bond Series -- 1.43%. Voluntary reimbursements to these Series may be modified or discontinued at any time.

EXAMPLES

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets.


                                                                Time Periods
----------------------------------------------------------------------------
                                                                 1       3
                                                                year   years
----------------------------------------------------------------------------
JNL Aggressive Growth Portfolio                                 $27    $84
JNL Global Equities Portfolio                                    28     85
JNL/Alliance Growth Portfolio                                    26     79
JNL/JPM International & Emerging Markets Portfolio               28     85
JNL/PIMCO Total Return Bond Portfolio                            25     76
JNL/Putnam Growth Portfolio                                      27     82
JNL/Putnam Value Equity Portfolio                                27     82
Goldman Sachs/JNL Growth & Income Portfolio                      27     83
Lazard/JNL Small Cap Value Portfolio                             28     87
Lazard/JNL Mid Cap Value Portfolio                               28     85
PPM America/JNL Money Market Portfolio                           24     73
Salomon Brothers/JNL Balanced Portfolio                          26     79
Salomon Brothers/JNL Global Bond Portfolio                       26     81
Salomon Brothers/JNL High Yield Bond Portfolio                   26     79
T. Rowe Price/JNL International Equity Investment Portfolio      29     88
T. Rowe Price/JNL Mid-Cap Growth Portfolio                       27     84
----------------------------------------------------------------------------

EXPLANATION OF FEE TABLE AND EXAMPLES

The purpose of the Fee Table and Examples is to assist you in understanding the various costs and expenses that you will bear directly or indirectly. The Fee Table reflects the expenses of the separate account and the series underlying the investment portfolios. Premium taxes may also apply.

The Examples reflect the contract maintenance charge which is determined by dividing the total amount of such charges expected to be collected during the year by the total estimated average net assets of the investment portfolios.

THE EXAMPLE DOES NOT REPRESENT PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

FINANCIAL STATEMENTS

The financial statements of Jackson National for the years ended December 31, 1997, and December 31, 1996; and the applicable auditor's reports thereon are contained in the SAI.

THE ANNUITY CONTRACT

The fixed and variable annuity contract offered by Jackson National is a contract between you, the owner, and Jackson National Life Insurance Company, an insurance company. The contract provides a means for investing on a tax-deferred basis in guaranteed accounts and investment portfolios. The contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed income options.

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal.

The contract offers guaranteed accounts. The guaranteed accounts offer an interest rate that is guaranteed by Jackson National for the duration of the guaranteed account period. While your money is in a guaranteed account, the interest your money earns and your principal are guaranteed by Jackson National. The value of a guaranteed account may be reduced if you make a withdrawal prior to the end of the guaranteed account period, but will never be less than the premium payments accumulated at 3% per year. If you choose to have your annuity payments come from the guaranteed accounts, your payments will remain level throughout the entire income phase.

The contract also offers investment portfolios. The investment portfolios are designed to offer a higher return than the guaranteed accounts. HOWEVER, THIS IS NOT GUARANTEED. IT IS POSSIBLE FOR YOU TO LOSE YOUR MONEY. If you put money in the investment portfolios, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the performance of the investment portfolios you select. The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the investment portfolios you choose for the income phase.

As the owner, you can exercise all the rights under the contract. You and your spouse can be joint owners. You can assign the contract at any time during your lifetime but Jackson National will not be bound until we receive written notice of the assignment.

THE COMPANY

Jackson National is a stock life insurance company organized under the laws of the state of Michigan in June 1961. Its legal domicile and principal business address is 5901 Executive Drive, Lansing, Michigan 48911. Jackson National, a wholly-owned subsidiary of Prudential Corporation plc (London, England), is admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York.

THE GUARANTEED ACCOUNTS

If you select a guaranteed account, your money will be placed with Jackson National's other assets. The guaranteed accounts are not registered with the SEC and the SEC does not review the information we provide to you about the guaranteed accounts. Your contract contains a more complete description of the guaranteed accounts.

THE SEPARATE ACCOUNT

The Jackson National Separate Account III was established by Jackson National on October 23, 1997, pursuant to the provisions of Michigan law, as a segregated asset account of the company. The separate account meets the definition of a "separate account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

The assets of the separate account legally belong to Jackson National. However, the contract assets in the separate account are not chargeable with liabilities arising out of any other business Jackson National may conduct. All of the income, gains and losses resulting from these assets are credited to or charged against the contracts and not against any other contracts Jackson National may issue.

The separate account is divided into investment portfolios. Jackson National does not guarantee the investment performance of the separate account or the investment portfolios.

INVESTMENT PORTFOLIOS

You can put money in any or all of the investment portfolios. The investment portfolios purchase shares of the following series of the JNL Series Trust:

JNL Aggressive Growth Series
JNL Global Equities Series
JNL/Alliance Growth Series
JNL/JPM International & Emerging Markets Series
JNL/PIMCO Total Return Bond Series
JNL/Putnam Growth Series
JNL/Putnam Value Equity Series
Goldman Sachs/JNL Growth & Income Series
Lazard/JNL Small Cap Value Series
Lazard/JNL Mid Cap Value Series
PPM America/JNL Money Market Series
Salomon Brothers/JNL Balanced Series
Salomon Brothers/JNL Global Bond Series
Salomon Brothers/JNL High Yield Bond Series
T. Rowe Price/JNL International Equity Investment Series
T. Rowe Price/JNL Mid-Cap Growth Series

The series are described in the attached JNL Series Trust prospectus. Jackson National Financial Services, Inc. serves as investment adviser for all of the series. Janus Capital Corporation serves as sub-adviser for the JNL Aggressive Growth and JNL Global Equities Series; Alliance Capital Management L.P. serves as sub-adviser for the JNL/Alliance Growth Series; J.P. Morgan Investment Management Inc. serves as sub-adviser for the JNL/JPM International & Emerging Markets Series; Pacific Investment Management Company serves as sub-adviser for the JNL/PIMCO Total Return Bond Series; Putnam Investment Management, Inc. serves as sub-adviser for the JNL/Putnam Growth and JNL/Putnam Value Equity Series; Goldman Sachs Asset Management serves as sub-adviser for the Goldman Sachs/JNL Growth & Income Series; Lazard Asset Management serves as sub-adviser for the Lazard/JNL Small Cap Value and Lazard/JNL Mid Cap Value Series; PPM America, Inc. serves as sub-adviser for the PPM America/JNL Money Market Series; Salomon Brothers Asset Management Inc serves as sub-adviser for the Salomon Brothers/JNL Balanced, Salomon Brothers/JNL Global Bond and Salomon Brothers/JNL High Yield Bond Series; T. Rowe Price Associates, Inc. serves as sub-adviser for the T. Rowe Price/JNL Mid-Cap Growth Series; and Rowe Price-Fleming International, Inc. serves as sub-adviser for the T. Rowe Price/JNL International Equity Investment Series.

Depending on market conditions, you can make or lose money in any of the investment portfolios. You should read the prospectus for the series carefully before investing. Additional investment portfolios may be available in the future.

Voting Rights

To the extent required by law, Jackson National will obtain from you and other owners of the contracts instructions as to how to vote when the series solicits proxies in conjunction with a vote of shareholders. When Jackson National receives instructions, we will vote all the shares Jackson National owns in proportion to those instructions.

Substitution

Jackson National may be required to substitute an investment portfolio with another portfolio. We will not do this without the prior approval of the SEC. Jackson National will give you notice of our intent to do this.

CONTRACT CHARGES

There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses are:

Insurance Charges

Each day Jackson National makes a deduction for its insurance charges. We do this as part of our calculation of the value of the accumulation units and annuity units. On an annual basis, this charge equals 1.50% of the daily value of the contracts invested in an investment portfolio, after expenses have been deducted. This charge is for the mortality risks, expense risks and administrative expenses assumed by Jackson National.

Contract Maintenance Charge

During the accumulation phase, Jackson National deducts a $50 annual contract maintenance charge on each anniversary of the date on which your contract was issued. If you make a complete withdrawal from your contract, the contract maintenance charge will also be deducted. This charge is for administrative expenses.

Jackson National will not deduct this charge, if when the deduction is to be made, the value of your contract is $50,000 or more. Jackson National may discontinue this practice at any time.

Transfer Fee

A transfer fee of $25 will apply to transfers in excess of 15 in a contract year. Jackson National may waive the transfer fee in connection with pre-authorized automatic transfer programs, or may charge a lesser fee where required by state law.

Other Expenses

There are deductions from and expenses paid out of the assets of the series. These expenses are described in the attached JNL Series Trust prospectus.

Premium Taxes

Some states and other governmental entities charge premium taxes or other similar taxes. Jackson National is responsible for the payment of these taxes and may make a deduction from the value of the contract for them. Premium taxes generally range from 0% to 4% depending on the state.

Income Taxes

Jackson National will make a deduction from the contract for any income taxes which it incurs because of the contract. Currently, we are not making any such deduction.

PURCHASES

You can buy a contract for $25,000 or more under most circumstances. The maximum we accept without our prior approval is $1 million.

You can add $5,000 or more to a non-qualified plan contract or $2,000 or more to a qualified plan contract ($50 under the automatic payment plan) at any time during the accumulation phase.

The minimum that you may allocate to a guaranteed account or investment portfolio is $100. There is a $100 minimum balance requirement for each guaranteed account and investment portfolio.

When you purchase a contract, Jackson National will allocate your premium to one or more of the guaranteed accounts and/or the investment portfolios you
have selected.   Your allocations must be in whole percentages ranging from 0%
to 100%. Jackson National will allocate additional premiums in the same way unless you tell us otherwise.

There may be more than eighteen investment options available under the contract; however, you may not allocate your money to more than eighteen investment options during the life of your contract.

Jackson National will issue your contract and allocate your first premium within 2 business days after we receive your complete application and first premium. If your application is not complete, we will contact you to get the necessary information. If for some reason Jackson National is unable to complete this process within 5 business days, we will either return your money or get your permission to keep it until we receive all of the necessary information.

The Jackson National business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

Accumulation Units

The contract value allocated to the investment portfolios will go up or down depending on the performance of the portfolios. In order to keep track of the value of your contract, Jackson National uses a unit of measure called an accumulation unit. (An accumulation unit is similar to a share of a mutual fund.) During the income phase it is called an annuity unit.

Every business day Jackson National determines the value of an accumulation unit for each of the investment portfolios. This is done by:

     1. determining the total amount of money invested in the particular investment portfolio;

     2. subtracting any insurance charges and any other charges, such as taxes deducted;

     3. dividing this amount by the number of outstanding accumulation units.

The value of an accumulation unit may go up or down from day to day.

When you make a premium payment, Jackson National credits your contract with accumulation units. The number of accumulation units credited is determined at the close of Jackson National's business day by dividing the amount of the premium allocated to any investment portfolio by the value of the accumulation unit for that investment portfolio.

TRANSFERS

You can transfer money between guaranteed accounts and investment portfolios during the accumulation phase. During the income phase, you can transfer money between investment portfolios.

You can make 15 transfers every year during the accumulation phase without charge. The minimum amount that you can transfer is $100 (unless the transfer is made under a pre-authorized automatic transfer program). If the remaining value in a guaranteed account or investment portfolio would be less than $100 after a transfer, you must transfer the entire value or you may not make the transfer.

Telephone Transactions

If you elect the telephone transfer privilege on your application, you may make transfers by telephone. You must complete your telephone call authorizing a transfer by the close of Jackson National's business day in order to receive that day's value for an accumulation unit of an investment portfolio.

Jackson National has procedures which are designed to provide reasonable assurance that telephone authorizations are genuine. Our procedures include requesting identifying information and tape recording telephone communications. Jackson National and its affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a telephone transfer which was not properly authorized by you. However, if Jackson National fails to employ reasonable procedures to ensure that all telephone transfers are properly authorized, we may be held liable for such losses. Jackson National reserves the right to modify or discontinue at any time and without notice the acceptance of instructions from someone other than you and/or the telephone transfer privilege.

ACCESS TO YOUR MONEY

You can have access to the money in your contract: (1) by making either a partial or complete withdrawal or (2) by electing to receive income payments. Your beneficiary can have access to the money in your contract when a death benefit is paid.

When you make a complete withdrawal you will receive the value of the contract on the day you made the withdrawal less any premium tax and less any contract maintenance charge. Except in connection with the systematic withdrawal program, you must withdraw at least $500 or, if less, the entire amount in the guaranteed account or investment portfolio from which you are making the withdrawal. After your withdrawal, you must have at least $100 left in the guaranteed account or investment portfolio.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

There are limitations on withdrawals from a qualified plan referred to as a 403(b) annuity. See "Taxes."

Systematic Withdrawal Program

You can arrange to have money automatically sent to you periodically while your contract is still in the accumulation phase. You will have to pay taxes on money you receive and withdrawals you make before you reach 59 1/2 may be subject to a 10% tax penalty.

We reserve the right to charge a fee for participation or to discontinue offering this program in the future.

Suspension of Withdrawals

Jackson National may be required to suspend or delay withdrawals from a contract when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2.   trading on the New York Stock Exchange is restricted;

     3. an emergency exists so that it is not reasonably practicable to dispose of shares of the investment portfolios or determine investment portfolio values;

     4.   the SEC, by order, may permit for the protection of owners.

Jackson National has reserved the right to defer payment for a withdrawal or transfer from the guaranteed accounts for the period permitted by law, but not more than six months.

INCOME PAYMENTS (THE INCOME PHASE)

The income phase occurs when you begin receiving regular payments from your contract. The income date is the month and year in which those payments begin. The income date must be at least one year after your contract is issued. You can choose the income date and an income option. The income options are described below.

If you do not choose an income option, we will assume that you selected Option 3 which provides a life annuity with 120 months of guaranteed payments.

You can change the income date or income option at any time before the income date. You must give us 7 days notice. Income payments must begin by your 90th birthday under a non-qualified contract (or an earlier date under a qualified contract if required by law).

At the income date, you can choose whether payments will come from the guaranteed accounts, the investment portfolios or both. Unless you tell us otherwise, your income payments will be based on the investment allocations that were in place on the income date.

If you choose to have any portion of your annuity payments come from the investment portfolio(s), the dollar amount of your payment will depend upon three things: 1) the value of your contract in the investment portfolio(s) on the income date, 2) the 3% assumed investment rate used in the annuity table for the contract, and 3) the performance of the investment portfolios you selected. If the actual performance exceeds the 3% assumed rate, your income payments will increase. Similarly, if the actual rate is less than 3%, your income payments will decrease.

You can choose to have income payments made monthly, quarterly, semi-annually, or annually. However, if you have less than $5,000 to apply toward an income option and state law permits, Jackson National may provide your payment in a single lump sum. Likewise, if your first income payment would be less than $50 and state law permits, Jackson National may set the frequency of payments so that the first payment would be at least $50.

Income Options

The annuitant is the person whose life we look to when we make income payments. (Each description assumes that you are the owner and annuitant.)

OPTION 1 - Life Income. This income option provides monthly payments for your life.

OPTION 2 - Joint and Survivor Annuity. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you.

OPTION 3 - Life Annuity With 120 or 240 Monthly Payments Guaranteed. This income option provides monthly payments for your life, but with payments continuing to your beneficiary for the remainder of 10 or 20 years (as you select) if you die before the end of the selected period.

OPTION 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30.

ADDITIONAL OPTIONS - Other income options may be made available by Jackson National.

If you choose an income option for which payments are based on life expectancy, you cannot make a withdrawal during the income phase.

DEATH BENEFIT

Death of Owner Before the Income Date

If you die before moving to the income phase, the person you have chosen as your beneficiary will receive a death benefit. If you have a joint owner, the death benefit will be paid when the first joint owner dies. The surviving joint owner will be treated as the beneficiary. Any other beneficiary designated will be treated as a contingent beneficiary. Joint owners must be spouses.

The death benefit is the greater of the guaranteed minimum death benefit or the current value of the contract.

The guaranteed minimum death benefit prior to the first anniversary of the contract issue date is equal to total premiums minus the sum of total withdrawals and premium taxes incurred in the first contract year.

Within a contract year, on or after the first anniversary of the contract, the guaranteed minimum death benefit is equal to the guaranteed minimum death benefit on the last contract anniversary adjusted for any premiums paid minus the sum of total withdrawals and premium taxes incurred.

The guaranteed minimum death benefit is redetermined on each anniversary of the contract issue date based on your attained age. It is calculated as follows:

     Ages 0 - 70: The greater of the guaranteed minimum death benefit on the last contract anniversary adjusted for any premiums paid minus the sum of total withdrawals and premium taxes incurred accumulated at 2%, and the current value of the contract.

     Ages 71 - 80: The greater of the guaranteed minimum death benefit on the last contract anniversary adjusted for any premiums paid minus the sum of total withdrawals and premium taxes incurred and the current value of the contract.

     Ages 81 and greater: The guaranteed minimum death benefit on the last contract anniversary adjusted for any premiums paid minus the sum of total withdrawals and premium taxes incurred.

The entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an income option. The death benefit payable under an income option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payments must begin within one year of the date of death. Unless the beneficiary chooses to receive the death benefit in a single sum, the beneficiary must elect an income option within the 60 day period beginning with the date Jackson National receives proof of death. If the beneficiary chooses to receive the death benefit in a single sum and all the necessary requirements are met, Jackson National will pay the death benefit within 7 days. If the beneficiary is your spouse, he/she can continue the contract in his/her own name at the then current contract value.

Death of Owner After the Income Date

If you or a joint owner die after moving to the income phase, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the beneficiary becomes the owner. If the joint owner dies, the surviving joint owner, if any, will be the designated beneficiary. Any other beneficiary designation on record at the time of death will be treated as a contingent beneficiary.

Death of Annuitant

If the annuitant is not an owner or joint owner and the annuitant dies before the income date, you can name a new annuitant. If you do not name a new annuitant within 30 days of the death of the annuitant, you will become the annuitant. However, if the owner is a non-natural person (for example, a corporation), then the death of the annuitant will be treated as the death of the owner, and a new annuitant may not be named.

If the annuitant dies after the income date, the death benefit, if any, will be as provided for in the income option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

TAXES

THE FOLLOWING IS GENERAL INFORMATION AND IS NOT INTENDED AS TAX ADVICE TO ANY INDIVIDUAL. YOU SHOULD CONSULT YOUR OWN TAX ADVISER.

The Internal Revenue Code (Code) provides that you will not be taxed on the earnings on the money held in your contract until you take money out (this is referred to as tax-deferral). There are different rules as to how you will be taxed depending on how you take the money out and the type of contract you have (non-qualified or qualified).

Non-Qualified Contracts - General Taxation

You will not be taxed on increases in the value of your contract until a distribution (either as a withdrawal or as an income payment) occurs. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For income payments, a portion of each income payment is treated as a partial return of your premium and will not be taxed. The remaining portion of the income payment will be treated as ordinary income. How the income payment is divided between taxable and non-taxable portions depends on the period over which income payments are expected to be made. Income payments received after you have received all of your premium are treated as income.

If a non-qualified contract is owned by a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts), the contract will generally not be treated as an annuity for tax purposes.

Qualified and Non-Qualified Contracts

If you purchase the contract as an individual and not under any pension plan, specially sponsored program or an individual retirement annuity, your contract is referred to as a non-qualified contract.

If you purchase the contract under a pension plan, specially sponsored program, or an individual retirement annuity, your contract is referred to as a qualified contract. Examples of qualified plans are: Individual Retirement Annuities (IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), H.R. 10 Plans (sometimes referred to as Keogh Plans), and pension and profit-sharing plans, which include 401(k) plans.

Withdrawals - Non-Qualified Contracts

If you make a withdrawal from your contract, the Code treats the withdrawal as first coming from earnings and then from your premium payments. Withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a 10% penalty. Some withdrawals will be exempt from the penalty. They include any amounts: (1) paid on or after the taxpayer reaches age 59 1/2; (2) paid after you die; (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity; (5) paid under an immediate annuity; or
(6) which come from premiums made prior to August 14, 1982.

Withdrawals - Qualified Contracts

There are special rules that govern qualified contracts. We have provided additional discussion in the Statement of Additional Information.

Withdrawals - Tax-Sheltered Annuities

The Code limits the withdrawal of premiums from certain Tax-Sheltered Annuities. Withdrawals can only be made when an owner: (1) reaches age 59 1/2; (2) leaves his/her job; (3) dies; (4) becomes disabled (as that term is defined in the Code); or (5) in the case of hardship. However, in the case of hardship, the owner can only withdraw the premium and not any earnings.

Withdrawals - Roth IRAs

Beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Qualified distributions from Roth IRAs are entirely tax free. A qualified distribution requires that the individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor.

Withdrawals - Investment Adviser Fees

The Internal Revenue Service has, through a series of Private Letter Rulings, held that the payment of investment adviser financial planner fees from an IRA or a Tax-Sheltered Annuity is permissible under certain circumstances and will not be considered a distribution for income tax purposes. The Rulings require that in order to receive this favorable tax treatment, the annuity contract must, under a written agreement, be solely liable (not jointly with the contract owner) for payment of the adviser's fee and the fee must actually be paid from the annuity contract to the adviser. Withdrawals from non-qualified contracts for the payment of investment fees will be considered distributions from the contract.

Restrictions Under the Texas Optional Retirement Program (ORP)

Contracts issued to participants in ORP contain restrictions required under the Texas Administrative Code. In accordance with those restrictions, a participant in ORP will not be permitted to make withdrawals prior to such participant's retirement, death, attainment of age 70 1/2 year or termination of employment in a Texas public institution of higher education. The restrictions on withdrawal do not apply in the event a participant in ORP transfers the contract value to another approved contract or vendor during the period of ORP participation.

Assignment

An assignment may be a taxable event. If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

Diversification

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Jackson National believes that the underlying investments are being managed so as to comply with these requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Jackson National would be considered the owner of the shares of the investment portfolios. If this occurs, it will result in the loss of the favorable tax treatment for the contract.

It is unknown to what extent owners are permitted to select investment portfolios, to make transfers among the investment portfolios or the number and type of investment portfolios from which owners may select. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the investment portfolios. Due to the uncertainty in this area, Jackson National reserves the right to modify the contract in an attempt to maintain favorable tax treatment.

OTHER INFORMATION

Dollar Cost Averaging

You can arrange to automatically have a regular amount of money periodically transferred into the investment portfolios. This theoretically gives you a lower average cost per unit over time than you would receive if you made a one time purchase.

To participate in this program, you must have a total contract value of at least $15,000 (unless we waive this requirement).

Jackson National does not currently charge for participation in this program. We may do so in the future.

Rebalancing

You can arrange to have Jackson National automatically reallocate money between investment portfolios periodically to keep the blend you select.

Jackson National does not currently charge for participation in this program. We may do so in the future.

Free Look

If you cancel the contract within twenty days after receiving it (or whatever period is required in your state), Jackson National will return the amount your contract is worth on the day we receive your request. This may be more or less than your original payment. If required by law, Jackson National will return your premium.

Distribution of Contracts

Jackson National Financial Services, Inc., an affiliate of Jackson National, is located at 5901 Executive Drive, Lansing, Michigan 48911 and serves as the distributor of the contracts.

Commissions will be paid to broker-dealers who sell the contracts. While commissions may vary, they are not expected to exceed 8% of any premium payment. Under certain circumstances, Jackson National may pay persistency bonuses, in addition to the standard commissions. Jackson National may use any of its corporate assets to cover the cost of distribution, including any profit from the contract insurance charges.

Advertising

From time to time, Jackson National may advertise several types of performance for the investment portfolios. Total return is the overall change in the value of an investment in an investment portfolio over a given period of time. Standardized total return is calculated in accordance with SEC guidelines. Non-standardized total return may be for periods other than those required or may otherwise differ from standardized total return. Yield refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. Performance will reflect the deduction of the insurance charges and may reflect the deduction of the contract maintenance charge and withdrawal charge. The deduction of the contract maintenance and/or the withdrawal charge would reduce the percentage increase or make greater any percentage decrease.

If a series has been in existence for a longer period than the investment portfolio, performance will be based upon the period quoted.

Market Timing and Asset Allocation Services

Market timing and asset allocation services offered by third parties must comply with Jackson National's administrative systems, rules and procedures.

Modification of the Contract

Only the President, Vice President, Secretary or Assistant Secretary of Jackson National may approve a change to or waive a provision of the contract. Any change or waiver must be in writing. Jackson National may change the terms of the contract in order to comply with changes in applicable law, or otherwise as deemed necessary by Jackson National.

Legal Proceedings

There are no material legal proceedings, other than ordinary routine litigation incidental to the business, to which Jackson National Life Insurance Company, Jackson National Financial Services, Inc., and the Jackson National Separate Account III are parties.

Questions

If you have questions about your contract, you may call us at (800) 766-4683, or write to us at: Jackson National Life Annuity Service Center, 8055 E. Tufts Avenue, Second Floor, Denver, Colorado 80237.

APPENDIX A

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION


General Information and History ...................................  2

Services ..........................................................  2

Purchase of Securities Being Offered ..............................  2

Underwriters ......................................................  2

Calculation of Performance ........................................  2

Additional Tax Information ........................................  7

Income Payments; Net Investment Factor ............................  9

Financial Statements .............................................. 10

                      STATEMENT OF ADDITIONAL INFORMATION


                                 MARCH 16, 1998



            INDIVIDUAL DEFERRED FIXED AND VARIABLE ANNUITY CONTRACTS
              ISSUED BY THE JACKSON NATIONAL SEPARATE ACCOUNT III
                   OF JACKSON NATIONAL LIFE INSURANCE COMPANY



     This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than set forth in the Prospectus and should be read in conjunction with the Prospectus dated March 16, 1998. The Prospectus may be obtained from Jackson National Life Insurance Company by writing P.O. Box 378002, Denver, Colorado 80237-8002, or calling 1-800-766-4683.





                               TABLE OF CONTENTS
                                                                         PAGE


General Information and History ........................................   2
Services ...............................................................   2
Purchase of Securities Being Offered ...................................   2
Underwriters ...........................................................   2
Calculation of Performance..............................................   2
Additional Tax Information..............................................   6
Income Payments; Net Investment Factor..................................  13
Financial Statements ...................................................  14

GENERAL INFORMATION AND HISTORY

     Jackson National Separate Account III (Separate Account) is a separate investment account of Jackson National Life Insurance Company (Jackson National). Jackson National is a wholly-owned subsidiary of Brooke Life Insurance Company, and is ultimately a wholly-owned subsidiary of Prudential Corporation plc, London, England.

SERVICES

     Jackson National has responsibility for administration of the contracts and the Separate Account. We maintain records of the name, address, taxpayer identification number and other pertinent information for each contract owner and the number and type of contracts issued to each contract owner, and records with respect to the value of each contract.

     Jackson National is also the custodian of the assets of the Separate Account. As custodian, we maintain a record of all purchases and redemptions of shares of the series underlying the investment portfolios.

______________________ audits and reports on Jackson National's financial statements, including the financial statements of the Separate Account, and performs other professional accounting, auditing and advisory services when engaged to do so by Jackson National.

     Blazzard, Grodd & Hasenauer, P.C. of Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the contracts described in the Prospectus.

PURCHASE OF SECURITIES BEING OFFERED

     The contracts will be sold by licensed insurance agents in states where the contracts may be lawfully sold. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. (NASD).

UNDERWRITERS

     The contracts are offered continuously and are distributed by Jackson National Financial Services, Inc. (JNFSI), 5901 Executive Drive, Lansing, Michigan 48911. JNFSI is a subsidiary of Jackson National.

CALCULATION OF PERFORMANCE

     When Jackson National advertises performance for an investment portfolio (except the PPM America/JNL Money Market Portfolio), we will include quotations of standardized total return to facilitate comparison with standardized total return advertised by other variable annuity separate accounts. We will calculate standardized total return according to the standard methods prescribed by rules of the Securities and Exchange Commission. Standardized total return for a specific period is calculated by taking a hypothetical $1,000 investment in an investment portfolio at the offering on the first day of the period ("initial investment"), and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment and expressed as a percentage, carried to at least the nearest hundredth of a percent. Standardized total return is annualized and reflects the deduction of the insurance charges and the contract maintenance charge. The redeemable value also reflects the effect of any applicable withdrawal charge that may be imposed at the end of the period. No deduction is made for premium taxes which may be assessed by certain states.

     The standardized total returns that each investment portfolio (except the PPM America/JNL Money Market Portfolio) would have achieved if it had been invested in the corresponding series for the periods indicated are as follows:


                                             One Year Period       Commencement of
                                             Ended                 Operations to
JNL Aggressive Growth Portfolio*             %                     %
JNL Global Equities Portfolio*               %                     %
JNL/ Putnam Growth  Portfolio*               %                     %
JNL/ Putnam Value Equity Portfolio*          %                     %
Salomon Brothers/JNL Global Bond Portfolio*  %                     %
T. Rowe Price/JNL International Equity
   Investment Portfolio*                     %                     %
T. Rowe Price/JNL Mid-Cap Growth Portfolio*  %                     %

*  Corresponding series commenced operations on May 15, 1995.

     The corresponding series of the JNL/Alliance Growth Portfolio, JNL/JPM International & Emerging Markets Portfolio, JNL/PIMCO Total Return Bond Portfolio, Goldman Sachs/JNL Growth & Income Portfolio, Lazard/JNL Small Cap Value Portfolio, Lazard/JNL Mid Cap Value Portfolio, Salomon Brothers/JNL Balanced Portfolio and Salomon Brothers/JNL High Yield Bond Portfolio commenced operations on March 1, 1998.

     Jackson National may also advertise non-standardized total return. Non-standardized total return may be for periods other than those required to be presented or may otherwise differ from standardized total return. Non-standardized total return may assume a larger initial investment which more closely approximates the size of a typical contract.

     The non-standardized total returns that each investment portfolio (except the PPM America/JNL Money Market Portfolio) would have achieved if it had been invested in the corresponding series for the periods indicated, calculated in a manner similar to standardized total return but assuming a hypothetical initial investment of $10,000, are as follows:


                                                 One Year Period     Commencement of
                                                     Ended            Operations to

JNL Aggressive Growth Portfolio*                      %                   %
JNL Global Equities Portfolio*                        %                   %
JNL/ Putnam Growth  Portfolio*                        %                   %
JNL/ Putnam Value Equity Portfolio*                   %                   %
Salomon Brothers/JNL Global Bond Portfolio*           %                   %
T. Rowe Price/JNL International Equity
Investment Portfolio*                                 %                   %
T. Rowe Price/JNL Mid-Cap Growth Portfolio*           %                   %

*  Corresponding series commenced operations on May 15, 1995.

     The corresponding series of the JNL/Alliance Growth Portfolio, JNL/JPM International & Emerging Markets Portfolio, JNL/PIMCO Total Return Bond Portfolio, Goldman Sachs/JNL Growth & Income Portfolio, Lazard/JNL Small Cap Value Portfolio, Lazard/JNL Mid Cap Value Portfolio, Salomon Brothers/JNL Balanced Portfolio and Salomon Brothers/JNL High Yield Bond Portfolio commenced operations on January 2, 1998.

     Standardized total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. Both standardized total return quotations and nonstandardized total return quotations will be based on rolling calendar quarters and will cover at least periods of one, five, and ten years, or a period covering the time the investment portfolio has been in existence, if it has not been in existence for one of the prescribed periods. If the corresponding series has been in existence for longer than the investment portfolio, the standardized total return and nonstandardized total return quotations will show the investment performance the investment portfolio would have achieved (reduced by the applicable charges) had it been held in the series for the period quoted.

     Quotations of standardized total return and nonstandardized total return are based upon historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance.
Factors affecting the performance of a series include general market conditions, operating expenses and investment management. An owner's withdrawal value upon surrender of a contract may be more or less than original cost.

     Jackson National may advertise the current annualized yield for a 30-day period for the JNL/PIMCO Total Return Bond Portfolio, the Salomon Brothers/JNL Balanced Portfolio, the Salomon Brothers/JNL Global Bond Portfolio and the Salomon Brothers/JNL High Yield Bond Portfolio. The annualized yield of an investment portfolio refers to the income generated by the investment portfolio over a specified 30-day period. Because this yield is annualized, the yield generated by an investment portfolio during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:
                     a-b      6
         YIELD = 2[( ---- + 1) -1]
                     cd
Where:

   a        = net investment income earned during the period by the Series attributable to shares owned by the investment portfolio.
   b        = expenses for the investment portfolio accrued for the period (net of reimbursements).
   c        = the average daily number of accumulation units outstanding during the period.
   d        = the maximum offering price per accumulation unit on the last day of the period.

     Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all contracts.

     Because of the charges and deductions imposed by the Separate Account, the yield for an investment portfolio will be lower than the yield for the corresponding series. The yield on amounts held in the investment portfolios normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. An investment portfolio's actual yield will be affected by the types and quality of portfolio securities held by the series and the series operating expenses.

     The yield for the 30-day period ended ______________ for the Salomon Brothers/JNL Global Bond Portfolio was ____%. The corresponding series of the JNL/PIMCO Total Return Bond Portfolio, the Salomon Brothers/JNL Balanced Portfolio and the Salomon Brothers/JNL High Yield Bond Portfolio commenced operations on January 2, 1998.

     Any current yield quotations of the PPM America/JNL Money Market Portfolio, subject to Rule 482 of the Securities Act of 1933, will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. The yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from contracts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7). The PPM America/JNL Money Market Portfolio's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Portfolio. The PPM America/JNL Money Market Portfolio's yield and effective yield for the seven day period ended _______________ were % and %, respectively.

     The PPM America/JNL Money Market Portfolio's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the series' portfolio, portfolio quality and average maturity, changes in interest rates, and the series' expenses. Although the investment portfolio determines its yield on the basis of a seven calendar day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitations described in the series' Prospectus or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that neither a contract owner's investment in the PPM America/JNL Money Market Portfolio nor that Portfolio's investment in the PPM America/JNL Money Market Series, is guaranteed or insured. Yields of other money market funds may not be comparable if a different base or another method of calculation is used.

ADDITIONAL TAX INFORMATION

     NOTE: INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISER. JACKSON NATIONAL DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED IN THIS PROSPECTUS MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

General

     Section 72 of the Internal Revenue Code of 1986, as amended (the "Code"), governs taxation of annuities in general. An individual owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected. For a withdrawal received as a total surrender (total redemption or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a partial withdrawal, federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. For contracts issued in connection with non-qualified plans, the cost basis is generally the premiums, while for contracts issued in connection with qualified plans there may be no cost basis. The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

     For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period certain or refund feature) bears to the expected return under the contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the contract has been recovered (i.e. when the total of the excludable amounts equal the investment in the contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the contracts should seek competent financial advice about the tax consequences of distributions.

     Jackson National is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from Jackson National and its operations form a part of Jackson National.

Withholding Tax on Distributions

     The Code generally requires Jackson National (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct transfer. This requirement is mandatory and cannot be waived by the owner.

     An "eligible rollover distribution" is the estimated taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, or from a tax sheltered annuity qualified under
Section 403(b) of the Code (other than (1) a series of substantially equal payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; and (2) minimum distributions required to be made under the Code). Failure to "rollover" the entire amount of an eligible rollover distribution including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

     Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

     Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to thirty (30%) percent of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in recipient's gross income.

Diversification -- Separate Account Investments

     Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts such as the contracts meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

     The Treasury Department has issued Regulations establishing diversification requirements for the investment portfolios underlying variable contracts. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

     Jackson National intends that each series of the JNL Series Trust will be managed by its respective investment adviser in such a manner as to comply with these diversification requirements.

     The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which contract owner control of the investments of the Separate Account will cause the contract owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment of the contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

     The amount of owner control which may be exercised under the contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to receipt of payments under the contract.

     In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the owner being retroactively determined to be the owner of the assets of the Separate Account.

     Due to the uncertainty in this area, Jackson National reserves the right to modify the contract in an attempt to maintain favorable tax treatment.

Multiple Contracts

     The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

Contracts Owned by Other than Natural Persons

     Under Section 72(u) of the Code, the investment earnings on premiums for the contracts will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to contracts held by a trust or other entity as an agent for a natural person nor to contracts held by certain qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a contract to be owned by a non-natural person.

Tax Treatment of Assignments

     An assignment or pledge of a contract may have tax consequences, and may also be prohibited by ERISA in some circumstances. Owners should, therefore, consult competent legal advisers should they wish to assign or pledge their contracts.

Qualified Plans

     The contracts offered by the Prospectus are designed to be suitable for use under various types of qualified plans. Taxation of owners in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the contracts issued to fund the plan.

Tax Treatment of Withdrawals

Non-Qualified Plans

     Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate Premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in a taxpayer's gross income. Section 72 further provides that a 10% penalty will apply to the income portion of any distribution. The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his Beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

Qualified Plans

     In the case of a withdrawal under a qualified contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a qualified contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including contracts issued and qualified under Code Sections 401 (H.R. 10 and Corporate Pension and Profit Sharing plans), 403(b) (tax-sheltered annuities) and 408(b) (IRAs). To the extent amounts are not includable in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

     The tax penalty will not apply to the following distributions: (1) if distribution is made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose "disability" is defined in Section 72(m)(7) of the Code); (3) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the contract owner or annuitant (as applicable) and his or her spouse and dependents if the contract owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks. This exception will no longer apply after the contract owner or annuitant (as applicable) has been re-employed for at least 60 days; (8) distributions from an Individual Retirement Annuity made to the Owner to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner for the taxable year; and (9) distributions from an Individual Retirement Annuity made to the Owner which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exception stated in items (4) and (6) above do not apply in the case of an IRA. The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

     Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, separates from services, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship. Hardship withdrawals do not include any earnings on salary reduction contributions. These limitations on withdrawals apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or exchanges between certain qualified plans. Tax penalties may also apply. While the foregoing limitations only apply to certain contracts issued in connection with Section 403(b) qualified plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

     The taxable portion of a withdrawal or distribution from contracts issued under certain types of plans may, under some circumstances, be "rolled over" into another eligible plan so as to continue to defer income tax on the taxable portion. Effective January 1, 1993, such treatment is available for an "eligible rollover distribution" made by certain types of plans (as described above under "Taxes -- Withholding Tax on Distributions") that is transferred within 60 days of receipt into another qualified plan or an IRA, or an individual retirement account described in section 408(a) of the Code. Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

     Amounts received from IRAs may also be rolled over into other IRAs, individual retirement accounts or certain other plans, subject to limitations set forth in the Code.

     Generally, distributions from a qualified plan generally must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 70 1/2 or the date of retirement. In the case of an IRA, distribution must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. Required distributions must be over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

Types of Qualified Plans

     The following are general descriptions of the types of qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a qualified plan.

     Contracts issued pursuant to qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this Prospectus. Generally, contracts issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from qualified plan contracts.

     (a) H.R. 10 Plans

                 Section 401 of the Code permits self-employed individuals to establish plans for themselves and their employees, commonly qualified referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans on such items as: amounts of allowable contributions; form, manner and timing of distri- butions; transferability of benefits; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

      (b) Tax-Sheltered Annuities

           Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c) (3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Employee loans are not allowed under these contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

      (c) Individual Retirement Annuities

           Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which may be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

      (d) Corporate Pension and Profit-Sharing Plans

           Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders. Purchasers of contracts for use with corporate pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

      (e) Non-Qualified Deferred Compensation Plans -- Section 457

           Under Section 457 of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans which may invest in annuity contracts. The Code, as in the case of qualified plans, establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be included in the employees' gross income until distributed from the plan.

      (f) Roth IRAs

           Beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to $2,000 per year. This limitation is phased out for adjusted gross income between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $15,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRAs and non-Roth IRAs.

           Qualified distributions from Roth IRAs are entirely tax free. A qualified distribution requires that the individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor.

           An individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. For rollovers in 1998, the individual may pay that tax ratably in 1998 and over the succeeding three years. There are no similar limitations on rollovers from a Roth IRA to another Roth IRA.

INCOME PAYMENTS; NET INVESTMENT FACTOR

      See "Income Payments (The Income Phase)" in the Prospectus.

      The net investment factor is an index applied to measure the net investment performance of an investment portfolio from one valuation date to the next. Since the net investment factor may be greater or less than or equal to one, and the factor that offsets the 3% investment rate assumed is slightly less than one, the value of an annuity unit (which changes with the product of that factor) and the net investment may increase, decrease or remain the same.

      The net investment factor for any investment portfolio for any valuation period is determined by dividing (a) by (b) and then subtracting (c) from the result where:

      (a) is the net result of:

            (1) the net asset value of a series share held in the investment portfolio determined as of the valuation date at the end of the valuation period, plus

            (2) the per share amount of any dividend or other distribution declared by the series if the "ex-dividend" date occurs during the valuation period, plus or minus

            (3) a per share credit or charge with respect to any taxes paid or reserved for by Jackson National during the valuation period which are determined by Jackson National to be attributable to the operation of the investment portfolio (no federal income taxes are applicable under present law );

      (b) is the net asset value of the series share held in the investment portfolio determined as of the valuation date at the end of the preceding valuation period; and

      (c) is the asset charge factor determined by Jackson National for the valuation period to reflect the charges for assuming the mortality and expense risks and the administration charge.

PART C.  OTHER INFORMATION

Item 24. Financial Statements and Exhibits

         (a) Financial Statements:

                        (1) Financial statements and schedules included in Part
                        A:

                        Not Applicable

                        (2) Financial statements and schedules included in Part
                        B:

                        To be filed by Amendment.

Item 24.(b)  Exhibits


Exhibit
No.             Description
-------         -----------

     1. Resolution of Depositor's Board of Directors authorizing the establishment of the Registrant, attached hereto.

     2.         Not Applicable

     3. Form of General Distributor Agreement, attached hereto.

     4. Form of Perspective Advisors Fixed and Variable Annuity Contract, attached hereto.

     5.         To be filed by Amendment.

     6.a.       Articles of Incorporation of Depositor, attached hereto.

       b.       Bylaws of Depositor, attached hereto.

     7.         Not Applicable

     8.         Not Applicable

     9.         Opinion and Consent of Counsel, to be filed by Amendment.

     10.        Consent of Independent Accountants, to be filed by Amendment.

     11.        Not Applicable

     12.        Not Applicable

     13.        Not Applicable

     14.        Not Applicable

Item 25.  Directors and Officers of the Depositor



     Name and Principal                               Positions and Offices
     Business Address                                 with Depositor
     ----------------                                 ----------------------

     John B. Banez                                    Vice President -
     5901 Executive Drive                             Systems and Programming
     Lansing, Michigan  48911

     Barry L. Bulakites                               Vice President - Sales/
     5901 Executive Drive                             Deal Direct
     Lansing, Michigan 48911

     Peter Davis                                      Chairman and Director
     142 Holborn Bars
     London, England  EC1N 2NH

     Connie J. Dalton                                 Vice President -
     5901 Executive Drive                             Variable Annuity
     Lansing, Michigan 48911                          Administration

     Gerald W. Decius                                 Vice President -
     5901 Executive Drive                             Customer Service Center
     Lansing, Michigan 48911

     Lisa C. Drake                                    Vice President & Actuary
     5901 Executive Drive
     Lansing, Michigan 48911

     Jay A. Elliott                                   Senior Vice President -
     5901 Executive Drive                             National Sales Manager
     Lansing, Michigan  48911

     Robert A. Fritts                                 Vice President &
     5901 Executive Drive                             Controller - Financial
     Lansing, Michigan 48911                          Operations

     William A. Gray                                  Senior Vice President -
     5901 Executive Drive                             Corporate Communications
     Lansing, Michigan 48911

     Alan C. Hahn                                     Senior Vice President -
     5901 Executive Drive                             Deal Direct Marketing
     Lansing, Michigan  48911

     Andrew B. Hopping                                Senior Vice President -
     5901 Executive Drive                             Finance and Director
     Lansing, Michigan 48911

     Victor Gallo                                     Vice President -
     5901 Executive Drive                             Group Pension
     Lansing, Michigan 48911

     Brion S. Johnson                                 Vice President -
     5901 Executive Drive                             Financial Operations
     Lansing, Michigan 48911                          and Treasurer

     Timo P. Kokko                                    Vice President - Support
     5901 Executive Drive                             Services
     Lansing, Michigan 48911



     Everett W. Kunzelman                             Vice President - Underwriting
     5901 Executive Drive
     Lansing, Michigan 48911

     Ted T. Lietz                                     Vice President - Corporate
     5901 Executive Drive                             Communications
     Lansing, Michigan 48911

     David B. LeRoux                                  Senior Vice President -
     5901 Executive Drive                             Guaranteed Investment
     Lansing, Michigan 48911                          Contracts

     Lynn W. Lopes                                    Vice President - Guaranteed
     5901 Executive Drive                             Investment Contracts
     Lansing, Michigan 48911

     Clark P. Manning                                 Senior Vice President -
     5901 Executive Drive                             Chief Actuary
     Lansing, Michigan 48911

     Thomas J. Meyer                                  Vice President, Secretary
     5901 Executive Drive                             and General Counsel
     Lansing, Michigan 48911

     Keith R. Moore                                   Vice President - Technology
     5901 Executive Drive
     Lansing, Michigan 48911

     P. Chad Myers                                    Vice President - Asset
     5901 Executive Drive                             Liability Management
     Lansing, Michigan 48911

     J. George Napoles                                Senior Vice President and
     5901 Executive Drive                             Chief Information Officer
     Lansing, Michigan 48911

     John O. Norton                                   Vice President - Actuary
     5901 Executive Drive
     Lansing, Michigan 48911

     Lee Pledger                                      Vice President - Planning &
     5901 Executive Drive                             Human Resources
     Lansing, Michigan 48911



     Bradley J. Powell                                Vice President - Institutional
     5901 Executive Drive                             Marketing Group
     Lansing, Michigan 48911

     James B. Quinn                                   Vice President - Broker
     5901 Executive Drive                             Management
     Lansing, Michigan 48911

     Robert P. Saltzman                               President, Chief Executive
     5901 Executive Drive                             Officer and Director
     Lansing, Michigan 48911

     Scott L. Stolz                                   Senior Vice President -
     5901 Executive Drive                             Administration and Assistant
     Lansing, Michigan 48911                          Secretary

     Robert M. Tucker                                 Vice President - Technical
     5901 Executive Drive                             Support
     Lansing, Michigan 48911




Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.



                  State of         Control/
  Company         Organization     Ownership              Principal Business
  -------         ------------     ---------              -------------------
  Brooke          Delaware         100%                   Organized for the
  Holdings, Inc.                   Holborn                purpose of acquiring
                                   Delaware               holding,
                                   Partnership            encumbering,
                                                          transferring, or
                                                          otherwise disposing
                                                          of shares, bonds,
                                                          and other evidences
                                                          of indebtedness,
                                                          securities, and
                                                          contracts of other
                                                          persons,
                                                          associations,
                                                          corporations,
                                                          domestic or foreign
                                                          and to form or
                                                          acquire the control
                                                          of other
                                                          corporations.


  Brooke          Delaware         100% Brooke            Holding Company
  Finance                          Holdings, Inc.         Activities

  Brooke Life     Michigan         100% Brooke            Life Insurance



  Insurance                        Holdings, Inc.
  Company

  Carolina        North            95% Jackson            Manufacturing
  Steel                            National Life          Company
                                   Insurance
                                   Company

  Chrissy         Delaware         100% Jackson           Advertising Agency
  Corporation                      National Life
                                   Insurance
                                   Company

  Jackson         New York         100% Jackson           Life Insurance
  National Life                    National Life
  Insurance                        Insurance
  Company                          Company
  of New York

  Holborn         Delaware         95% Prudential         Holding Company
  Delaware                         One Limited,           Activities
  Partnership                      2.5%
                                   Prudential
                                   Two Limited,
                                   2.5%
                                   Prudential
                                   Three Limited

  Jackson         Delaware         100% Jackson           Investment Adviser,
  National                         National Life          Broker/Dealer
  Financial                        Insurance              and Transfer Agent
  Services, Inc.                   Company


  Jackson         Delaware         100% Jackson           Advertising/
  National                         National Life          Marketing
  Life                             Insurance              Corporation and
  Distributors,                    Company                Broker/Dealer
  Inc.

  Jackson         Michigan         100% Brooke            Life Insurance
  National                         Life
  Life Insurance                   Insurance
  Company                          Company

  JNL Series      Massachusetts    Common Law             Investment Company
  Trust                            Trust with
                                   contractual
                                   association
                                   with Jackson
                                   National Life
                                   Insurance
                                   Company

  Prudential      United           100%                   Holding Company
  Corporation     Kingdom          Prudential
  Holdings                         Corporation
  Limited                          PLC

  Prudential      United           Publicly               Financial
  Corporation     Kingdom          Traded                 Institution
  PLC

  Prudential      England and      100%                   Holding
  One Limited     Wales            Prudential             Company
                                   Corporation            Activities
                                   Holdings
                                   Limited

  Prudential      England and      100%                   Holding
  Two Limited     Wales            Prudential             Company
                                   One Limited            Activities

  Prudential      England and      100%                   Holding
  Three Limited   Wales            Prudential             Company
                                   One Limited            Activities

Item 27.  Number of Contract Owners as of November 20, 1997.

          0

Item 28.  Indemnification

     Provision is made in the Company's Amended By-Laws for indemnification by the Company of any person who was or is a party or is threatened to be made a party to a civil, criminal, administrative or investigative action by reason of the fact that such person is or was a director, officer or employee of the Company, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceedings, to the extent and under the circumstances permitted by the General Corporation Law of the State of Michigan.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

Jackson National Financial Services, Inc. acts as general distributor for the Jackson National Separate Account III. Jackson National Financial Services, Inc. also acts as general distributor for the Jackson National Separate Account
- I and the JNLNY Separate Account I and acts as investment adviser for the JNL Series Trust.

Directors and Officers of Jackson National Financial Services, Inc.:


        Name and                                Positions and Offices
        Business Address                        with Underwriter
        ----------------                        ----------------

        Jay A. Elliott                          Director
        5901 Executive Dr.
        Lansing, MI  48911

        Andrew B. Hopping                       President, Chief
        5901 Executive Dr.                      Executive Officer
        Lansing, MI  48911                      and Director

        Thomas J. Meyer                         Secretary, Chief
        5901 Executive Dr.                      Legal Officer and
        Lansing, MI  48911                      Director

        Mark D. Nerud                           Chief Operating
        5901 Executive Dr.                      Officer and Treasurer
        Lansing, MI  48911



                       Net Under-
                       writing
Name of                Discounts                Compensation
Principal              and                      on              Brokerage
Underwriter            Commissions              Redemption      Commissions           Compensation
-----------            -----------              ----------      -----------           ------------
Jackson
National
Financial
Services,              Not                      NotNot          Not                   Not
Inc.                   Applicable               Applicable      Applicable            Applicable

Item 30.  Location of Accounts and Records

          Jackson National Life Insurance Company
          5901 Executive Drive
          Lansing, Michigan 48911

          Jackson National Life Insurance Company
          8055 East Tufts Ave., Second Floor
          Denver, Colorado  80237

Item 31.  Management Services

          Not Applicable

Item 32.  Undertakings

          (a)  Registrant hereby undertakes to file a
               post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

          (b)  Registrant hereby undertakes to include either
               (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

          (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this From promptly upon written or oral request.

          (d)  Jackson National Life Insurance Company
               represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Jackson National Life Insurance Company.

          (e) Registrant hereby represents that any contract offered by the prospectus and which is issued pursuant to
               Section 403(b) of the Internal Revenue Code of 1986, as amended, is issued by the Registrant in reliance upon, and in compliance with, the Securities and Exchange Commission's industry-wide no-action letter to the American Council of Life Insurance (publicly available
               November 28, 1988) which permits withdrawal restrictions to the extent necessary to comply with IRC Section 403(b)(11).

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Lansing, and State of Michigan, on this 26th day of November, 1997.

                                Jackson National Separate Account III
                                -------------------------------------
                                (Registrant)

                                By:  Jackson National Life Insurance Company
                                     ---------------------------------------


                                By:  /s/  Andrew B. Hopping
                                     by Thomas J. Meyer*
                                     -------------------------------
                                     Andrew B. Hopping
                                     Senior Vice President - Finance

                                Jackson National Life Insurance Company
                                --------------------------------------------
                                (Depositor)

                                By:  /s/ Andrew B. Hopping
                                     -------------------------------
                                     Andrew B. Hopping
                                     Senior Vice President - Finance

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ Peter Davis by Thomas J. Meyer*                     November 26, 1997
----------------------------------------------          -----------------
Peter Davis, Chairman and Director

/s/ Robert P. Saltzman by Thomas J. Meyer*              November 26, 1997
------------------------------------------              -----------------
Robert P. Saltzman, President, Chief
Executive Officer and Director

/s/ Andrew B. Hopping by Thomas J. Meyer*               November 26, 1997
------------------------------------------              -----------------
Andrew B. Hopping, Senior Vice President -
Finance

/s/ Thomas J. Meyer                                     November 26, 1997
------------------------------------------              -----------------
* Thomas J. Meyer, Attorney-in-Fact

                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned as directors and/or officers of JACKSON NATIONAL LIFE INSURANCE COMPANY, a Michigan corporation, which has filed or will file with the Securities and Exchange Commission under the provisions of the Securities Act of 1933 and Investment Company Act of 1940, as amended, various Registration Statements and amendments thereto for the registration under said Acts of the sale of Individual Deferred Fixed and Variable Annuity Contracts in connection with the Jackson National Separate Account III and other separate accounts of Jackson National Life Insurance Company, hereby constitute and appoint Andrew B. Hopping, Thomas J. Meyer and Robert P. Saltzman, his attorney, with full power of substitution and resubstitution, for and in his name, place and stead, in any and all capacities to approve and sign such Registration Statements and any and all amendments thereto, with power where appropriate to affix the corporate seal of said corporation thereto and to attest with seal and to file the same, with all exhibits thereto and other granting unto said attorneys, each of them, full power and authority to do and perform all and every act and thing requisite to all intents and purposes as he might or could do in person, hereby ratifying and confirming that which said attorneys, or any of them, may lawfully do or cause to be done by virtue hereof. This instrument may be executed in one or more counterparts.

IN WITNESS WHEREOF, the undersigned have herewith set their names as of the dates set forth below.


/s/  Peter Davis                            October 1, 1997
------------------------------------        ---------------
Peter Davis, Chairman and Director          Date

/s/  Robert P. Saltzman                     October 1, 1997
------------------------------------        ---------------
Robert P. Saltzman, President, Chief        Date
Executive Officer and Director

/s/  Andrew B. Hopping                      October 1, 1997
------------------------------------        ---------------
Andrew B. Hopping, Senior Vice              Date
President - Finance

                                  EXHIBIT LIST



Exhibit
Number   Description
-------  -----------
1.       Resolution of Depositor's Board of Directors
         authorizing the establishment of the Registrant,
         attached hereto as EX-99.B1

3.       Form of General Distributor Agreement,
         attached hereto as EX-99.B3

4.       Form of the Perspective Advisors Fixed and
         Variable Annuity Contract, attached hereto as EX-99.B4

6.a. Articles of Incorporation of Depositor, attached hereto as EX-99.B6-a

6.b.     Bylaws of Depositor, attached hereto as EX-99.B6-b
